UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2024

Swiftmerge Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41164	98-1582153
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Executive Suite
4318 Forman Avenue
Toluca Lake, CA	91602
(Address of principal executive offices)	(Zip Code)

(424) 413-0030

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCPU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

As previously announced, on August 11, 2023, Swiftmerge Acquisition Corp., a Cayman Islands exempted company (the “Company”) entered into a Merger Agreement (the “Merger Agreement”) with HDL Therapeutics, Inc., a Delaware corporation (“HDL”), and IVCP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Swiftmerge (“Merger Sub”’).

Item 1.01. Entry into a Material Definitive Agreement.

The information set forth below under Item 1.02 is incorporated herein by reference,

Item 1.02. Termination of a Material Definitive Agreement.

On February 14, 2024, the Company, HDL and Merger Sub entered into a Mutual Termination Agreement (the “Mutual Termination Agreement”) pursuant to which they terminated the Merger Agreement by mutual agreement in accordance with Section 10.1(d) thereof, and each party, on behalf of itself and its agents, released, waived and forever discharged the other parties and their agents of and from any and all obligation or liability arising under the Merger Agreement. No termination fee or other payment is due to either party from the other as a result of the termination.

The forgoing description of the Mutual Termination Agreement is qualified in its entirety by the full text of the agreement, which is filed herewith as Exhibit 10.1 to this current report and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

10.1	Mutual Termination Agreement dated February 14, 2024 by and among the Company, HDL Therapeutics, Inc. and IVCP Merger Sub, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Swiftmerge Acquisition Corp.

Date: February 14, 2024	By:	/s/ Christopher Munyan
		Name:	Christopher Munyan
		Title:	Chief Financial Officer (Principal Executive Officer)

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Exhibit 10.1

TERMINATION OF MERGER AGREEMENT

THIS TERMINATION OF MERGER AGREEMENT (this “Termination Agreement”) is entered into as of February 14, 2024 (the “Termination Date”), by and among Swiftmerge Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), IVCP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and HDL Therapeutics, Inc., a Delaware corporation (the “Company” and together with Acquiror and Merger Sub, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement (as defined below).

RECITALS

WHEREAS, the Parties entered into that certain Merger Agreement, dated as of August 11, 2023 (the “Agreement”); and

WHEREAS, Acquiror and the Company desire to terminate the Agreement in accordance with Section 10.1(d) thereof as more fully set forth herein.

NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

TERMINATION

1.

Termination. Pursuant to and in accordance with Section 10.1(d) of the Agreement, Acquiror and the Company hereby agree by mutual consent to terminate the Agreement effective as of the date hereof. Notwithstanding Section 10.3 of the Agreement, Section 11.5 of the Agreement shall not survive the termination of the Agreement.

2.

No Reliance. Each Party acknowledges and agrees that in entering into this Termination Agreement, except as expressly set forth herein, it is not relying on any representations or warranties made by any Person (including any officers, directors, attorneys, representatives, employees, agents, and insurers of any Party) regarding this Termination Agreement or the implications hereof.

3.

Further Cooperation to Effectuate This Termination Agreement. Each Party covenants and agrees that, without expanding their substantive obligations hereunder, it shall do all acts and execute and obtain all documents, to the full extent necessary or appropriate, to implement and enforce this Termination Agreement according to its terms.

4.	Entity Level Power/Authorization. Each Party hereby represents and warrants that:

a.

it has the entity level power and authority and the legal right to make, deliver and perform under this Termination Agreement, and has taken all necessary entity level actions to authorize execution, delivery and performance under this Termination Agreement;

b.	this Termination Agreement has been duly executed and delivered on its behalf; and

c.

this Termination Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as such enforceability may be limited by Enforceability Exceptions.

5.	Release of Claims.

a.

Release and Discharge by the Company. In consideration of the terms and conditions set forth in this Termination Agreement, the Company, on behalf of itself and its Subsidiaries and Affiliates, hereby irrevocably, fully, finally and completely releases and forever discharges Acquiror, Merger Sub and each of their Affiliates (collectively, the “Swiftmerge Parties”), of and from any and all claims, rights, causes of action, liens, debts, liabilities, demands, agreements, damages or injuries of any nature or sort whether in law or in equity, and whether based on any federal law, state law, common law right of action or otherwise, whether known or unknown, liquidated or unliquidated, foreseen or unforeseen, matured or unmatured, accrued or not accrued, contingent or fixed, past, present, or future, that are based on, arise out of, incidental to, in connection with, or related in any way to, the

Agreement, the other Ancillary Documents or the transactions contemplated by the Agreement and the Ancillary Documents (the “Transactions”), including the events leading to the termination of the Agreement (the “Released Claims”), from the beginning of time through the date hereof. For purposes of this Termination Agreement, “Affiliates” means a Party’s current and future parent companies, subsidiaries and other affiliated entities, and the officers, directors, shareholders, managers, members, partners, principals, employees, consultants, representatives, and agents of such Party, and of such Party’s parent company, subsidiaries and other affiliated entities, and the successors and assigns of each of them.

b.

Release and Discharge by the Swiftmerge Parties. Subject to Section 7 of this Termination Agreement, in consideration of the terms and conditions set forth in this Termination Agreement, the Swiftmerge Parties each, hereby irrevocably, fully, finally, and completely release and forever discharge each of the Company and its Affiliates, of and from any and all Released Claims, from the beginning of time through the date hereof.

c.

Waiver of Unknown Claims. The Parties understand and agree that this is a total and complete release by them of all claims against each other and expressly waive any benefit conferred upon the Parties by any statutory provision or common law regarding the waiver of unknown claims.

6.

Governing Law; Waiver of Jury Trial; Assigns. Section 11.8 and Section 11.16 of the Agreement are hereby incorporated by reference into this Termination Agreement, mutatis mutandis. This Termination Agreement shall extend to, be binding upon, and inure to the benefit of the Parties and their respective successors, heirs and assigns.

7.

Non-Disparagement. Each Party agrees that it shall not, and it shall cause its Affiliates to not, directly or indirectly, at any time, make any public or private statement (i) that is negative or disparages or criticizes any other Party or any of such other Party’s Affiliates or (ii) would reasonably be expected to impact the goodwill or reputation of any other Party or any of such other Party’s Affiliates, including, in each case, any public or private disparaging statement about any other Party or such other Party’s Affiliates or the businesses of such other Party or its Affiliates, the Transactions or the termination of the Merger Agreement, as applicable, except as required by applicable Law, regulation or stock exchange rule to which the relevant Party is subject, or by the order of any court of competent jurisdiction.

8.

Confidentiality. Within five (5) Business Days of the date hereof, each Party shall return or destroy all Confidential Information (as defined in that certain Confidentiality Agreement, dated December 6, 2022, between Acquiror and the Company (the “Confidentiality Agreement”), subject to and in accordance with Section 6 of the Confidentiality Agreement. The Parties hereby expressly acknowledge and agree that the Confidentiality Agreement shall survive the execution of this Termination Agreement and the termination of the Agreement in accordance with its terms. The Parties hereby expressly acknowledge and agree that all information regarding any other Party obtained in furtherance of or in connection with the Transactions, including information obtained from current or prospective representatives, agents or potential financing sources, shall constitute Confidential Information for purposes of the Confidentiality Agreement.

Press Release. The press release regarding the termination of the Agreement shall be in the form agreed by the Company and the Acquiror and shall be released as promptly as reasonably practicable after the execution of this Termination Agreement on the day hereof.

9.

Headings. The headings contained in this Termination Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Termination Agreement.

10.

Counterparts. This Termination Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by each Party in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each Party has caused this Termination Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SWIFTMERGE ACQUISITION CORP.

By:	/s/ J. Sam Bremner
Name:	J. Sam Bremner
Title:	Chief Executive Officer

IVCP MERGER SUB, INC.

By:	/s/ J. Sam Bremner
Name:	J. Sam Bremner
Title:	Chief Executive Officer

HDL THERAPEUTICS, INC.

By:	/s/ Michael Matin
Name:	Michael Matin
Title:	Chief Executive Officer

SIGNATURE PAGE TO

TERMINATION OF

MERGER AGREEMENT

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